Exhibit 21

NATIONAL HOLDINGS CORPORATION
September 30, 2019

The following is a list of subsidiaries of the company as of September 30, 2019, omitting subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary.

Subsidiary Name	State of Incorporation	Percentage of Voting Securities Owned
National Securities Corporation	Washington	100%
National Asset Management, Inc.	Washington	100%
National Insurance Corporation	Washington	100%
National Tax and Financial Services, Inc.	Delaware	100%
GC Capital Corporation	Delaware	(1)
Prime Financial Services, Inc.	Delaware	(1)(2)

(1) Indirectly wholly owned by our company, 100% owned by National Tax and Financial Services, Inc.
(2) Operations consist solely of collecting trails on historic insurance business. All new business written under National Insurance Corporation